1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISION
Washington, DC 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-25341525 ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-27028898 #105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

SPIL Reported 3Q 2002 Earnings Results

Taichung, Taiwan, October 31, 2002—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for 3Q 2002 reaches another record high of NT$ 5,510 million, representing 2.1% increase QoQ and 44.8% increase compared to the same period of year 2001. SPIL reported its sales revenue for the nine-month period ended September 2002 were NT$ 16,160 million, up 36.5% compared to the same period of year 2001.

Net income for 3Q 2002 was NT$ 35 million, representing 81.1% decrease sequentially, and compared with a loss of NT$ 161 million in 3Q 2001. For the nine-month period ended September 2002, net income was NT$ 376 million, up 4,353.8% compared with the same period of year 2001.

Unconsolidated 3Q 02 Financial Results

➢	Net revenue amounted to NT$ 5,510 million, of which NT$ 4,882 million was from assembly business and NT$ 628 million was from testing business.

➢	Cost of goods sold was NT$ 5,046 million, and gross profit was NT$ 464 million, representing gross margins of 8.4%.

➢
Operating expenses were NT$ 372 million, including selling expenses of NT$ 98 million, administrative expenses of NT$ 155 million, and R& D expenses of NT$ 119 million. Operating profit was NT$ 92 million, representing operating margins of 1.7%.

➢	The Company recognized an investment gains of NT$ 11 million, mainly including an income of NT$ 9 million from Siliconware Investment Company.

➢	Net interest expense for this quarter was NT$ 71 million.

➢	The Company recognized a net exchange loss of NT$ 68 million.

➢	Net income was NT$ 35 million, down 81.1% compared with net income of NT$ 185 million for 2Q 02.

➢	Earning per ordinary share for the quarter were NT$ 0.02, or earnings per ADS of US$ 0.003. Total weighted average outstanding shares for 3Q 02 were 1,825,746 thousand shares.

SPIL 3Q 02

Siliconware Precision Industries Co., Ltd.

Capital Expenditure

➢
Capital spending in 3Q02 totaled NT$ 1,506 million, in which NT$ 1,204 million spent on assembly equipment, NT$ 302 million spent on testing equipment. As of September 30, 2002 the Company has spent NT$ 4,727 on capital expenditure.

Assembly Operation

➢
BGA revenue accounted for 36% of total revenue, down from 38% in previous quarter, QFP accounted for 39%, up from 36% in previous quarter, and SO accounted for 13%, up from 12% in previous quarter. Testing service generated 11% of total revenues in 3Q02.

➢	The average assembly utilization rate was around 70% in 3Q02.

Testing Operation

➢	The average testing utilization rate was around 55~60% in 3Q02, but for high-end testing platform, such as Credence, Agilent, Schlumberger and Teradyne, were running at 70~75%.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that covers from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, through drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2001 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2002.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. The investment gains of our company for the three months and nine months ended September 30, 2002 reflect our gains attributable to the unaudited financial results of several of our investments (the “Investees”) for the third quarter and the first three quarters of 2002, respectively, which are evaluated under the equity method with the exception of gains and losses attributable to ChipMOS, herein excluded pursuant to the SFC’s grant of a one-year accounting deferment. The unaudited unconsolidated financial data for our company for the three months and nine months ended September 30, 2002, respectively, are not necessarily indicative of the results that may be expected for any period thereafter.

SPIL 3Q 02

# SILICONWARE PRECISION INDUSTRIES CO., LTD.

## UNCONSOLIDATED BALANCE SHEET

**As of September 30, 2002 and 2001**

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

| ASSETS | September 30,2002 USD | September 30,2002 NTD | % | September 30,2001 NTD | % | Sequential Change | % |
|---|---|---|---|---|---|---|---|
| Cash and cash equivalent | 165,325 | 5,781,430 | 13 | 7,014,086 | 17 | (1,232,656) | -18 |
| Accounts receivable | 118,341 | 4,138,390 | 9 | 3,192,318 | 7 | 946,072 | 30 |
| Inventories | 46,131 | 1,613,206 | 3 | 1,254,973 | 3 | 358,233 | 29 |
| Other current assets | 26,457 | 925,217 | 2 | 494,639 | 1 | 430,578 | 87 |
| Total current assets | 356,255 | 12,458,243 | 27 | 11,956,016 | 28 | 502,227 | 4 |
| Long-term investments | 230,688 | 8,067,176 | 18 | 7,252,050 | 17 | 815,126 | 11 |
| Fixed assets | 1,121,803 | 39,229,461 | 85 | 32,980,678 | 78 | 6,248,783 | 19 |
| Less accumulated depreciation | (447,065) | (15,633,869) | -34 | (11,346,179) | -27 | (4,287,690) | 38 |
| Net fixed assets | 674,738 | 23,595,592 | 51 | 21,634,499 | 51 | 1,961,093 | 9 |
| Other assets | 53,434 | 1,868,578 | 4 | 1,734,961 | 4 | 133,617 | 8 |
| **Total Assets** | 1,315,115 | 45,989,589 | 100 | 42,577,526 | 100 | 3,412,063 | 8 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | | |
| **Liabilities** | | | | | | | |
| Total current liabilities | 162,674 | 5,688,725 | 12 | 5,229,654 | 12 | 459,071 | 9 |
| Bonds payable | 226,787 | 7,930,744 | 17 | 5,856,616 | 14 | 2,074,128 | 35 |
| Long term loans | 176,050 | 6,156,464 | 14 | 4,059,045 | 10 | 2,097,419 | 52 |
| Other liabilities | 1,366 | 47,786 | — | 27,860 | — | 19,926 | 72 |
| **Total Liabilities** | 566,878 | 19,823,719 | 43 | 15,173,175 | 36 | 4,650,544 | 31 |
| **Stockholders' Equity** | | | | | | | |
| Capital stock | 539,083 | 18,851,737 | 41 | 18,851,737 | 44 | — | — |
| Capital reserve | 231,281 | 8,087,905 | 17 | 8,112,777 | 19 | (24,872) | — |
| Legal reserve | 12,139 | 424,495 | 1 | 1,321,835 | 3 | (897,340) | -68 |
| Special reserve | — | — | — | 269,154 | 1 | (269,154) | -100 |
| Retained earnings | 10,742 | 375,635 | 1 | 25,151 | — | 350,484 | 1394 |
| Unrealized long-term investment loss | (8,721) | (304,973) | — | (661,769) | -2 | 356,796 | -54 |
| Cumulated translation adjustment | 2,224 | 77,789 | — | 42,808 | — | 34,981 | 82 |
| Treasury stock | (38,511) | (1,346,718) | -3 | (557,342) | -1 | (789,376) | 142 |
| **Total Equity** | 748,238 | 26,165,870 | 57 | 27,404,351 | 64 | (1,238,481) | -5 |
| **Total Liabilities & Shareholders' Equity** | 1,315,115 | 45,989,589 | 100 | 42,577,526 | 100 | 3,412,063 | 8 |

Note (1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.97 per U. S. dollar .
(2)All figures are under ROC GAAP.

SPIL 3Q 02

Financials 1/4

# SILICONWARE PRECISION INDUSTRIES CO., LTD.

## UNCONSOLIDATED INCOME STATEMENT

**For the Three Months Ended September 30, 2002 and 2001**

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

| | 3 months ended on September 30 | | | | | Sequential Comparison | | |
|---|---|---|---|---|---|---|---|---|
| | 3Q 2002 | | | 3Q 2001 | YOY | 3Q 2002 | 2Q 2002 | QOQ |
| | USD | NTD | % | NTD | change % | NTD | NTD | change % |
| Net Sales | 157,577 | 5,510,478 | 100.0 | 3,804,587 | 44.8 | 5,510,478 | 5,397,967 | 2.1 |
| Cost of Goods Sold | (144,301) | (5,046,199) | -91.6 | (3,569,484) | 41.4 | (5,046,199) | (4,852,560) | 4.0 |
| Gross Profit | 13,276 | 464,279 | 8.4 | 235,103 | 97.5 | 464,279 | 545,407 | -14.9 |
| Operating Expenses | | | | | | | | |
| Selling Expenses | (2,803) | (98,023) | -1.8 | (94,248) | 4.0 | (98,023) | (102,431) | -4.3 |
| Administrative Expenses | (4,420) | (154,559) | -2.8 | (118,533) | 30.4 | (154,559) | (149,008) | 3.7 |
| Research and Development Expenses | (3,417) | (119,497) | -2.2 | (126,254) | -5.4 | (119,497) | (103,611) | 15.3 |
| Operating Income | 2,637 | 92,200 | 1.7 | (103,932) | — | 92,200 | 190,357 | -51.6 |
| Non-operating Income | 2,002 | 70,009 | 1.3 | 118,566 | -41.0 | 70,009 | 230,366 | -69.6 |
| Non-operating Expenses | (5,037) | (176,149) | -3.2 | (199,885) | -11.9 | (176,149) | (242,182) | -27.3 |
| Income before Income Tax | (399) | (13,940) | -0.3 | (185,251) | -92.5 | (13,940) | 178,541 | — |
| Income Tax Credit (Expenses) | 1,399 | 48,936 | 0.9 | 24,504 | 99.7 | 48,936 | 6,407 | 663.8 |
| Net Income | 1,001 | 34,996 | 0.6 | (160,747) | — | 34,996 | 184,948 | -81.1 |

Note

(1)New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.97 per U. S. dollar.

(2)All figures are under ROC GAAP.

SPIL 2Q 02

Financials 2/4

# SILICONWARE PRECISION INDUSTRIES CO., LTD.

## UNCONSOLIDATED STATEMENTS OF CASH FLOWS

**For 9 Months Ended September 30, 2002 and 2001**

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

| | 9 months, 2002 | | 9 months, 2001 |
|---|---|---|---|
| | USD | NTD | NTD |
| **Cash Flows from Operating Activities:** | | | |
| Net income | 10,742 | 375,635 | 8,434 |
| Depreciation & Amortization | 103,716 | 3,626,955 | 3,179,687 |
| Recovery of market value on short term investment | (98) | (3,425) | (30,123) |
| Long-term investment (gain) loss recognized by equity method | (1,562) | (54,636) | 329,628 |
| Gain on disposal of property, plant, and equipment | (445) | (15,554) | (311) |
| Compensation interest payable on bonds payable | 6,725 | 235,190 | 255,772 |
| Unrealized foreign currency exchange (gains) loss on bonds payable | (1,816) | (63,489) | 295,854 |
| Change in working capital & others | (8,857) | (309,712) | 342,104 |
| **Net cash flows provided from operating activities** | 108,406 | 3,790,964 | 4,381,045 |
| **Cash Flows from Investing Activities:** | | | |
| Payments (proceeds) for secured deposits | (3,422) | (119,680) | 212,317 |
| Acquisition of property, plant, and equipment | (135,180) | (4,727,255) | (3,600,541) |
| Proceeds from disposal of long-term investment | 485 | 16,957 | 313,995 |
| Proceeds from disposal of property, plant, and equipment | 2,255 | 78,847 | 2,500 |
| Payment for long-term investment | (40,239) | (1,407,162) | (1,132,807) |
| Payment for long-term bond investment | (9,904) | (346,350) | (300,000) |
| Payment for deferred charges/other changes | (8,751) | (306,020) | (145,550) |
| **Net cash used in investing activities** | (194,757) | (6,810,663) | (4,650,086) |
| **Cash Flows from Financing Activities:** | | | |
| Repayment(proceeds) in short-term loan | (20,932) | (732,000) | 580,418 |
| Repayment(proceeds) of commercial paper | (2,880) | (100,706) | 98,631 |
| Proceeds (Repayment) from long-term loan | 11,108 | 388,462 | 1,119,312 |
| Proceeds from bonds payable | 217,565 | 7,608,260 | — |
| Redemption of bonds payable | (127,797) | (4,469,051) | (464, 326) |
| Remuneration of directors and supervisors and employees' bonus | — | — | (52,790) |
| Payment for deferred charges/other changes | 469 | 16,417 | (556,862) |
| **Net cash provided from financing activities** | 77,535 | 2,711,382 | 724,383 |
| **Net increase (decrease) in cash and cash equivalents** | (8,817) | (308,317) | 455,342 |
| **Cash and cash equivalents at beginning of period** | 174,142 | 6,089,747 | 6,558,744 |
| **Cash and cash equivalents at end of period** | 165,325 | 5,781,430 | 7,014,086 |

Note (1) : New Taiwan dollars have been translated into U. S. dollars at the rate of NTD 34.97 per U. S. dollar.

(2) : All figures are under ROC GAAP.

Financials 4/4

SPIL 3Q 02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICONWARE PRECISION INDUSTRIES CO., LTD

By:	/s/ WEN CHUNG LIN
Wen Chung Lin Vice President & Spokesman

Date:    October 31, 2002

9